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Britton & Koontz Capital Corporation

500 Main Street               601-445-5576
P O Box 1407                  601-445-2488  Fax
Natchez, MS  39121            http://www.bkbank.com,    corporate@bkbank.com


FOR IMMEDIATE RELEASE:        FOR MORE INFORMATION:
---------------------         ---------------------
July 21, 2000                 W. Page Ogden, President & CEO
for (Nasdaq/Symbol BKBK)      Bazile R. Lanneau, Jr., Vice President & CFO


            BRITTON & KOONTZ CAPITAL CORP REPORTS SECOND QUARTER 2000 EARNINGS

         Natchez, Mississippi--Britton & Koontz Capital Corporation reported an increase in net income for the second quarter of 2000 of $629 thousand or 5.9% compared with $594 thousand for the second quarter of 1999. Quarterly earnings per share totaled $.36 per share compared with $.34 per share in 1999. Net income and earnings per share for the six months ended June 30, 2000, were $1.232 million and $.70 per share compared with $1.163 million and $.66 per share for the same period in 1999. The Company's performance for the six months ended June 30, 2000, resulted in a return on average assets of 1.10% and a return on average equity of 12.13%.

         Net interest income increased $579 thousand or 14% for the six months ended June 30, 2000, compared to the same period in 1999. The improvement in net interest income resulted from a 22% increase in average earning assets. Fee income from mortgage origination's and sales of mortgage loans increased 97% from $87 thousand to $171 thousand over the first six months of 1999, reflecting the expansion of the bank's lending presence to Vicksburg, Mississippi and Baton Rouge, Louisiana. Net interest margin remained stable at 4.42%. Noninterest income grew 13% to $964 thousand this year from $855 thousand in 1999. Increased service charges on deposit accounts attributed more than 50% of the growth in noninterest income. Noninterest expense increased 18% to $3.5 million compared to $3.0 million last year primarily due to increased salary and employee benefits. Occupancy and equipment expenses were also higher during this period due to expansion into other markets.

         Britton & Koontz Capital Corporation, headquartered in Natchez, Mississippi, is the parent company of Britton & Koontz First National Bank which operates four full service offices in Natchez, one full service office in Vicksburg and a loan production office in Baton Rouge. As of June 30, 2000, the Company reported assets of $238 million and equity of $20.7 million. The Company's stock is traded on NASDAQ under the symbol BKBK and the transfer agent is American Stock Transfer & Trust Company. Total shares outstanding at June 30, 2000, were 1,752,564.

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                                                              Britton and Koontz Capital Corporation
                                                                       Financial Highlights
                                                        (Unaudited-Amounts in thousands, except per share data)

                                                For the Three Months                                 For the Six Months
                                                    Ended June 30,                                      Ended June 30,

                               --------------------------------------------------  ------------------------------------------------

                                         2000                      1999                       2000                      1999
                               --------------------------------------------------  ------------------------------------------------



Interest income                          $4,448                    $3,431                     $8,522                    $6,764
Interest expense                        ($2,080)                   (1,371)                    (3,932)                   (2,753)
                               ------------------------  ------------------------  -------------------------  ---------------------
Net interest income                       2,368                     2,060                      4,590                     4,011
Provision for loan losses                   (90)                      (45)                      (160)                      (90)
                               ------------------------  ------------------------  -------------------------  ---------------------
Net interest income after
 provision for loan losses                2,278                     2,015                      4,430                     3,921
Non-interest income                         452                       425                        964                       855
Non-interest expense                     (1,799)                   (1,546)                    (3,544)                   (3,004)
                               ------------------------  ------------------------  -------------------------  ---------------------
Income before income taxes                  931                       894                      1,850                     1,772
Income taxes                               (302)                     (300)                      (618)                     (609)
                               ------------------------  ------------------------  -------------------------  ---------------------
Net income                                 $629                      $594                     $1,232                    $1,163
                               ========================  ========================  =========================  =====================

Return on Average Assets                   1.10%                     1.29%                      1.11%                     1.27%
Return on Average Equity                  12.13%                    11.96%                     11.96%                    11.77%

Diluted:

Net income per share                      $0.36                     $0.34                      $0.70                     $0.66
                               ========================  ========================  =========================  =====================
Weighted average shares
  outstanding                         1,756,438                 1,767,004                  1,760,166                 1,767,064
                               ========================  ========================  =========================  =====================







                                          June 30,                December 31,                 Percent
                                            2000                      1999                      Change

                               ------------------------  ------------------------  -------------------------


Total assets                           $238,027                  $208,854                     13.97%
Cash and due from banks                   6,718                     5,587                     20.25%
Investment securities                    62,080                    52,766                     17.65%
Net loans                               156,977                   139,141                     12.82%
Deposits-interest bearing               162,325                   140,745                     15.33%
Deposits-non interest bearing            27,150                    25,572                      6.17%
Short term borrowed funds                24,040                    19,332                     24.35%
Stockholders' equity                     20,669                    20,152                      2.57%
Book value (per share)                   $11.79                    $11.40                      3.42%
Total shares outstanding              1,752,564                 1,767,064                     -0.82%

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